Exhibit 99(d)(4)

Over recent months Jerrick (OTCQB: JMDA) has continued to make strides in strengthening its balance sheet and simplifying its capitalization structure, and we recognize the commitment our investors have made in supporting us in these efforts. We successfully completed our recent tender offer to exchange all outstanding warrants at an exercise price of $0.20, with 91% of eligible warrants being exchanged. Continuing this momentum, the Company is now offering to exchange warrants to purchase the Company’s common stock, having a current exercise price of $0.30 (“Warrant” or “Warrants”), for shares of the Company’s common stock. The Company is offering to issue fifty thousand (50,000) shares of its common stock for every one hundred thousand (100,000) Warrants tendered (the “Tender Offer”). No additional capital is required of holders of the Warrants if they choose to accept the Tender Offer. As we seek to provide investors with flexibility when possible, this Tender Offer represents a possibility to restructure investor holdings in the Company.

Holders of the Warrants will simply complete the Letter of Transmittal and Representations, Warranties and Agreements of the Warrant Holder, and Annex A thereto attached to Schedule TO as Exhibit 99(a)(1)(B) along with the applicable IRS Form (W-9 or applicable W-8) along with your original Warrant and forward it to Jerrick Media Holdings, Inc., 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024 attn: Chelsea Pullano, and as soon as practicable upon the close of the Tender Offer, you will receive a stock certificate in the amount of shares of common stock represented by the exchange of your warrants. To illustrate, upon submitting the required documentation, a holder of a Warrant to purchase 100,000 shares of common stock would receive a certificate in the amount of fifty thousand shares of common stock. The warrant exchange offer will be open for at least twenty business days starting on April 15, 2019 and is scheduled to expire on May 17, 2019 at 5:00 p.m., Eastern Time, unless the Tender Offer is extended by the Company at its sole discretion.

We trust that Warrant holders will recognize the progress Jerrick has achieved over the last twelve months and will want to avail themselves of this Tender Offer. If the holders of our Warrants elect to participate in the Tender Offer and exchange their Warrants for our common stock, it should enable the Company to redress the accounting treatment of its derivative liabilities impacting its financial statements, which may further improve Jerrick’s financial condition. A less complex capital structure should also help to improve the Company’s ability to attract future investors and increase Jerrick’s value.

We look forward to furthering Jerrick’s business strategy and creating value for our shareholders.

Thank you for your continued support.